Via EDGAR

January 21, 2015

Mr. Eric McPhee

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Strategic Realty Trust, Inc.

Form 10-K for fiscal year ended December 31, 2013

Filed March 31, 2014

File No. 0-54376

Dear Mr. McPhee:

On behalf of Strategic Realty Trust, Inc. (the “Company”), in connection with the comment letter from the staff of the Commission’s Division of Corporation Finance to Terri Garnick, Chief Financial Officer of the Company, dated December 19, 2014, regarding the above-referenced filing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Strategic Realty Trust, Inc.

/s/ Andrew Batinovich

Andrew Batinovich

Chief Executive Officer